Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$37,920	$(126,922)	$168,156	$42,590	$379,800	$51,918
Fixed charges (see below)	7,965	38,710	31,583	12,796	4,187	317
Amortization of capitalized interest	211	991	744	366	52	-
Interest capitalized	(18)	(751)	(2,618)	(3,023)	(1,620)	-
Total adjusted earnings (loss) available for fixed charges	$46,078	$(87,972)	$197,865	$52,729	$382,419	$52,235

Fixed Charges
Interest and debt expense (a)	$7,800	$37,208	$28,132	$9,279	$2,443	$217
Interest capitalized	18	751	2,618	3,023	1,620	-
Interest component of rental expense (b)	147	751	833	494	124	100
Total fixed charges	$7,965	$38,710	$31,583	$12,796	$4,187	$317

Ratio of Earnings to Fixed Charges	5.8x	- (c)	6.3x	4.1x	91.3x	164.8x

(a) Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b) Represents the portion of rental expense which we believe represents an interest component.
(c) For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $126.7 million.